Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Nine Months Ended
	2002	2003	2004	2005	2006	September 29, 2007
Ratio of Earnings to Fixed Charges (1)	(4.3x)(2)	(1.6x)(2)	1.6x	3.2x	2.9x	1.9x

(1)	For purposes of determining the ratios of earnings to fixed charges, fixed charges is defined as the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense and (d) preference security dividend requirements of consolidated subsidiaries. Earnings is defined as the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and subtracting (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that are accounted for using the equity method of accounting. Public utilities following SFAS 71 should not add amortization of capitalized interest in determining earnings, nor reduce fixed charges by any allowance for funds used during construction.

(2)	Earnings in 2002 and 2003 were lower than the amount necessary for a one to one ratio of earnings to fixed charges by $183.7 million and $84.6 million, respectively.